Dance Emotion Studios, Inc.

Room 3030, 3/F, Lai Cheong Industrial Building

 479 Castle Peak Road, Lai Chi Kok

 Kowloon, Hong Kong

August 19, 2026

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, DC 20549

Re:

Registration Statement on Form 10-12G (File No. 000-56863)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Dance Emotion Studios, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form 10-12G (File No.000-56863 ), together with all exhibits and amendments thereto (the “Registration Statement”). The grounds for this application for withdrawal are that the Company has received comments from the SEC staff and does not believe it can provide proper responses to those comments within the 60-day effective period for the registration statement. The Company plans to refile Form 10 later, and at that time, it will submit its responses to the SEC staff comments and make the appropriate changes to the registration statement

No securities have been sold under the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission, if any, in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a new registration statement.

If you have any questions regarding the foregoing, please call Richard W. Jones (404-847-3113), our legal counsel at Jones & Haley, PC.

Respectfully submitted,

/s/ Meimi Chau Lam
Meimi Chau Lam, President and Director